December 4, 2024

Via e-mail: smileye@sec.gov

Elaine Smiley
U.S. Securities & Exchange Commission

Re:	OneAscent Capital Opportunities Fund

SEC File No. 811-23957

Dear Ms. Smiley:

Thompson Hine LLP represents OneAscent Capital Opportunities Fund (formerly OneAscent Private Markets Access Fund) (the “Registrant” or “Fund”). Below are responses to your comments with respect to the Securities and Exchange Commission Staff’s review of the Registrant’s Form N-2 filed on October 28, 2024. The Registrant has authorized us to submit these responses.

COMMENT 1. Please finalize all bracketed items.

RESPONSE: All bracketed items will be completed before the Fund goes effective.

COMMENT 2. Disclosure in one place applies to similar throughout the whole registration statement.

RESPONSE: Acknowledged.

COMMENT 3. The changes made to the second paragraph under “Investment Objective and Strategies” do not fully address the previous comment provided. Real estate securities are not defined here and using the word “including” Real Estate Securities leaves open the possibility that the Fund could invest directly in real estate and real assets. Direct investments in those would not be investment securities for purposes of the 1940 Act. Also, the word “may” in the second sentence leaves open the possibility of other types of investments.

I.	Explain if the Fund is reserving the right to invest directly in non-investment security assets (real estate, real assets, and commodities). If so, tell us the amount of those investments.
II.	If part of the principal investment strategy is to invest in non-security assets, add corresponding risk disclosure and highlight this in the principal strategy.
III.	Explain supplementally if the Fund will invest through an entity that is primarily controlled by the Fund (i.e., a subsidiary) and which entity primarily engages in investment activities in securities or other assets.

RESPONSE: The Fund is not reserving the right to invest directly in non-investment security assets, and the Registrant has made further revisions to clarify that the Fund will only be investing in securities. The Fund further confirms that no subsidiary will be used to invest in securities or other assets.

COMMENT 4. Please explain whether the “among others” in the very last sentence of the section entitled “Investment Objective and Strategies” will include classes different than what is listed?

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632                                                              4868-9051-9805

Elaine Smiley

December 4, 2024

RESPONSE: The reference to “among others” has been removed and further revisions to the disclosure have been made to clarify how the Fund will invest in these assets.

COMMENT 5. In the summary of principal risks, a bullet point states: “The Fund is organized to provide investors with a multi-strategy investment program and not as an indirect way to gain access to any particular Underlying Fund.” If investment in Underlying Funds is limited to 15%, please explain why this is included here.

RESPONSE: The risk disclosure has been removed.

COMMENT 6. In the summary of principal risks, please clarify whether the percentages refer to net assets, total assets, or something else.

RESPONSE: The percentages refer to net assets and have been revised accordingly.

COMMENT 7. In the second footnote of the fee table, consider revising it to state that no leverage is anticipated in the first year.

RESPONSE: The second footnote of the fee table has been revised to state that no leverage is anticipated during the first year.

COMMENT 8. Please review the last sentence of footnote 5 to the fee table to ensure there are no words missing from the disclosure.

RESPONSE: Footnote 5 has been revised.

COMMENT 9. In the section “USE OF PROCEEDS,” please clarify what “among others” means and how the Fund will obtain exposure to commodities.

RESPONSE: “Among others” has been removed from the disclosure and additional disclosure has been added to clarify that the Fund will obtain exposure to commodities through mutual funds and ETFs.

COMMENT 10. In the subsection “Investment Strategies” in the section entitled “INVESTMENT OBJECTIVE, STRATEGIES, AND PROCESS” a more robust description is needed about the process for direct investments given that 85% of the Fund’s investments will be direct investments.

RESPONSE: The Registrant notes that one of the main ways that the Adviser and Sub-Advisers identify companies for direct investment is through their relationships with Underlying Fund managers. The Underlying Fund managers are aware of a lot of private companies that are not portfolio companies of the Underlying Fund the manager manages, and the Adviser and Sub-Adviser assess these opportunities for potential investment by the Fund. The Registrant has revised the disclosure to clarify this point and

Elaine Smiley

December 4, 2024

elaborated on the evaluation process for direct investments that are not sourced through relationships with Underlying Fund managers.

COMMENT 11. Confirm whether the Fund will only invest in portfolio companies of Underlying Funds. If not, describe in more detail the process for direct investments.

RESPONSE: The Registrant will not only invest in portfolio companies of Underlying Funds. As noted in response to Comment 10, the Fund leverages its relationships with Underlying Fund managers to identify potential investments—these investments are not necessarily held by an Underlying Fund.

COMMENT 12. In the subsection “Investment Evaluation” in the section entitled “INVESTMENT OBJECTIVE, STRATEGIES, AND PROCESS” a more robust description is needed about how the Adviser or Sub-Advisers evaluate direct investments.

RESPONSE: The Registrant has added a more robust and clear description about how direct investment opportunities are identified for potential investment.

COMMENT 13. In the response previously provided to Comment 18, it was stated there are shared investment personnel between the adviser parent company and adviser but no agreement in place. With respect to the arrangement between adviser parent company and the adviser, whereby the adviser parent company provides resources including investment personnel to the adviser, on a supplemental basis please (a) provide a detailed list of services provided by adviser parent company to the adviser; (b) for investment professionals (C. Pearson and N. Willis), please describe what roles and titles they have at the adviser parent company; (c) describe the policies and procedures the adviser parent company and the adviser have in place to manage any conflicts of interest that may arise in sharing personnel, as well as any policies and procedures on the sharing of information between various OneAscent entities; and (d) describe whether personnel providing services to the Fund (N. Willis and C. Pearson) are supervised persons of the adviser and parent company or both.

RESPONSE: (a) For a description of services, please see the attached Statement of Shared Services. (b) C. Pearson is an employee and shareholder of OneAscent Holdings, and President of OneAscent Investment Solutions, which is a wholly owned subsidiary of OneAscent Holdings, in addition to his role as a Portfolio Manager for the Adviser. N. Willis is an employee of OneAscent Holdings and Director of Portfolio Strategy for OneAscent Investment Solutions in addition to his role as a Portfolio Manager for the Adviser, (c) See the Statement for information about policies; and (d) all OneAscent personnel providing services to the Fund are supervised persons of the Adviser. They may also be supervised persons of an affiliated adviser.

COMMENT 14. In the Statement of Additional Information, in fundamental restriction number 5, clarify whether the Fund can purchase real estate directly. This suggests that the Fund may do so. If the Fund can only invest in real estate through securities, consider revising this fundamental policy.

Elaine Smiley

December 4, 2024

RESPONSE: The fundamental policy has been revised to clarify the Fund cannot purchase real estate directly.

COMMENT 15. In the Statement of Additional Information, under “Real Assets,” please clarify whether the Fund can invest in these directly. The current disclosure contradicts fundamental policy 6. If the Fund can invest directly, how would the Fund do that? A subsidiary?

RESPONSE: The Fund cannot invest in real assets directly and will obtain exposure to real assets through mutual funds and ETFs. Clarifying revisions have been made.

COMMENT 16. In the section entitled ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST” please add disclosure about the 10% shares needed to join in derivative action and otherwise describe all of the salient limits.

RESPONSE: The requested disclosure has been made.

COMMENT 17. In the By-Laws, Section 6.02 contains provisions that the Trust shall indemnify any Covered Person under certain circumstances. Please revise this provision to make explicit that this indemnification provision is subject to the limitations of Article VIII, Section 2(a) of the Declaration of Trust and the federal securities laws.

RESPONSE: The requested revision has been made to the By-laws.

COMMENT 18. Clarify in the response letter whether officers and directors are final.

RESPONSE: Confirmed that the trustees and officers listed in the Statement of Additional Information are final.

Very truly yours, /s/ Cassandra W. Borchers Cassandra W. Borchers
cc:	Martin Dean, President of the Trust

John Siverling, OneAscent Capital, LLC

Elaine Smiley

December 4, 2024

Statement on OneAscent Entity Structure, Shared Services and
Information Protection

OneAscent Capital LLC (“OAC”) is a registered investment adviser, and is a wholly owned subsidiary of OneAscent Holdings, LLC (“OAH”). OAC is also the Adviser to the OneAscent Capital Opportunities Fund (the “Fund”). OneAscent Investment Solutions, LLC (“OAIS”) and OneAscent Financial Services (“OAF”) are also RIAs and also wholly owned subsidiaries of OAH. OAIS is the adviser to OneAscent Large Cap Core ETF, OneAscent Small Cap Core ETF, OneAscent International Equity ETF, OneAscent Emerging Markets ETF, and OneAscent Core Plus Bond ETF (collectively with the Fund, the “Funds”).

Each RIA has a unique functional role within the OneAscent family of companies, with no overlap in the products and services they offer.

OAF is an investment adviser registered with the United States Securities and Exchange Commission, the business of which involves providing back office and middle office services to firms that are Investment Adviser Representative’s (“IAR”s) of OAF.

OAIS is an investment adviser registered with the United States Securities and Exchange Commission, the business of which involves providing investment advice to institutional investors including registered investment companies and retail investors through their respective third-party investment advisors.

OAC is an investment adviser registered with the United States Securities and Exchange Commission, the business of which involves providing investment advice to private placements and one or more registered investment companies.

As the parent company OAH provides certain personnel and resources to all of the wholly owned subsidiaries. These services include accounting, financial reporting, marketing, human resources, information technology, offices, and general leadership of the entire organization.

For tax purposes, each of the underlying wholly owned subsidiaries are disregarded entities with all revenue and expenses rolled up into OAH. Personnel for each of the RIAs and OneAscent Holdings are all employees of the parent company, OAH. Given this organizational structure, where it is deemed appropriate resources may be shared across the different entities underneath the parent company. OAH does not currently allocate the expenses associated with these resources and services directly to OAC.

Each RIA has its own compliance manual, including a code of ethics and conflicts of interest policies. These policies may have material overlap because of common ownership and shared compliance oversight, but also have differences based on the products and services offered by the individual entity. Information held within one entity has no or little value to the other entities because they do not provide similar products or services and is thus not relevant to those other entities. That information remains only

Elaine Smiley

December 4, 2024

within the sourcing entity, and access is limited to those providing services to the entity or specific Fund. It also remains separate, with access limited within the IT storage systems of OAH.

Individuals who are within the Adviser, including Cole Pearson and Nathan Willis, are access persons of both OAIS and OAC, but ultimately, they are employees of OAH. As access persons providing services to both OAIS and OAC, they are supervised persons of the Adviser.

Conflicts of Interest

OAC believes that given the unique investment strategies of the wholly-owned subsidiaries of OAH, there should not be conflicts of interest between the entities and for those individuals who work across entities. If any potential or perceived conflicts of interest were to arise, OAC will review and follow the process described below to properly disclose and seek to mitigate those potential conflicts.

The President and the CCO of OAC shall be responsible for coordinating the identification of material conflicts of interest to which OAC is subject. In coordinating such identification, the CCO shall take into account the responses to the questionnaires distributed to and completed by Supervised Persons, as well as other activities of OAC that might give rise to a conflict between the interests of OAC and its affiliates, on the one hand, and the interests of the Funds that they manage, on the other. Once such conflicts are identified, the President and CCO shall oversee the consideration of appropriate disclosure and/or mitigation of the conflicts and consult with counsel, if necessary. If the CCO and the President believe a conflict exists and such conflict is material, the conflict will be presented to Senior Management for review and resolution or mitigation.

A few examples of potential conflicts of interest include, but are not limited to:

•	Transactions involving the Firm or the Firm’s affiliates with a Fund, investor, or portfolio company;
•	Any Supervised Person’s outside business activity;
•	Shared expenses between OAC and the Funds that it manages.